FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of

NOVEMBER 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F      ☒       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes        ☐               No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ).

Enclosure:	Press release dated November 30, 2004: Transgene moves forward its vaccine candidate MVA-HPV-IL2 in a novel approach against pre-cancerous cervical lesions

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Patrick Squiban	Michael Long	Estelle Guillot-Tantay /
Laurence Heilbronn
VP, Medical & Regulatory Affairs		+ 33 (0) 1 53 70 74 93
+ 33 (0) 3 88 27 91 73	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 64

TRANSGENE MOVES FORWARD ITS VACCINE CANDIDATE MVA-HPV-IL2 IN
A NOVEL APPROACH AGAINST PRE-CANCEROUS CERVICAL LESIONS

Strasbourg, France, November 30, 2004 – Transgene (Nasdaq: TRGNY; Euronext: FR0005175080) announced today that it is conducting a new Phase II clinical trial with its vaccine candidate MVA-HPV-IL2 in women diagnosed with pre-cancerous lesions of the cervix (cervical intraepithelial neoplasia – CIN 2/3) related to type-16 human papillomavirus (HPV16). Based on the favorable data obtained from the previous Phase II trial that was conducted on CIN 2/3, this newly approved trial will evaluate the efficacy of MVA-HPV-IL2 after a 6-month observation period, which will give patients longer time to mount an immune response.

The first Phase II trial included 31 patients with HPV16-related CIN 2/3, 29 of which were evaluable for product efficacy. The patients were randomized into two subgroups for the evaluation of two different doses (5.105 pfu and 5.107 pfu) of the vaccine candidate. Per the trial’s protocol, the patients underwent surgical removal of the lesions (conisation) six weeks after vaccination. While no indication of CIN 2/3 regression was shown in the patients treated with the low dose of the vaccine, responses were documented after only six weeks in seven out of 16 patients in the high dose group. Responses were measured in the form of lesion-grade or -size reduction through histology analysis (five patients) and/or viral clearance (four patients).

The new trial is being conducted at six centers in France. Candidate enrollment is on-going and preliminary data are expected during the second half of 2005. 18 patients with HPV16-related CIN2/3 will receive three injections of the high-dose vaccine (5.107 pfu) administered sub-cutaneously. They will be monitored every 2 months for 6 months with colposcopy, virology, cytology and possibly histology controls. Only those still presenting with a CIN2/3 or an HPV infection at the end of the 6-month period will undergo a conisation. The other patients will be considered as having responded to the therapeutic vaccination  and will not be considered to require conisation. They will continue to be monitored to ensure that the regression is complete and long-lasting.

“Every year, 165,000 women in the U.S. and Europe are diagnosed with HPV16-related CIN 2/3,” stated Dr. Patrick Squiban, Vice-President, Medical and Regulatory Affairs of Transgene. “We believe that an effective therapeutic vaccination against HPV16 constitutes a novel approach that may offer an alternative to conisation in the future.”

…/…

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

About MVA-HPV-IL2 cancer vaccine

Transgene’s MVA-HPV-IL2 product candidate uses the MVA virus to carry and express two HPV antigens found in HPV 16, the E6 and E7 proteins. The new generation MVA vector is a highly attenuated poxvirus that combines the advantages of a strain extensively tested in humans as a smallpox vaccine with the ability to stimulate a strong immune response to antigens. The sequence coding for the cytokine interleukin 2 (IL-2) is included to help stimulate specific T cell responses.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed a Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenoviral and poxviral families.

This press release contains forward-looking statements, including statements regarding the efficacy and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to progress in the clinical trials and Transgene’s belief as to the potential of MVA-HPV-IL2 as a treatment against CIN 2/3 and HPV infection.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene may not have sufficient resources to complete on-going clinical trials and continue its research and development activities after mid-2005, Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described under “Risk Factors” and elsewhere in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with, and in its Reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	November 30, 2004	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer